# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: BGM Group Ltd., CIK 0001779578
CUSIP: G7307E123
Title of class of securities: Class A Ordinary Share, par value $0.00833335 per share
Address of issuer's principal executive offices: No. 152 Hongliang East 1st Street, No. 1703, Tianfu New District, Chengdu, China (F4), 610200
Date of event which requires filing of this statement: 05/23/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002067090

## Reporting persons
- Sihai Ban: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 20,000,000; shared voting power 0; sole dispositive power 20,000,000; shared dispositive power 0; aggregate amount beneficially owned 20,000,000 (10.9% of the class)
  Comment: Note to Row 5, 7, 9:
  Includes 20,000,000 Class A ordinary shares, par value $0.00833335 per share, of BGM Group Ltd. (the "Issuer") held by Qingyue Limited ("Qingyue"), which is wholly held by Mr. Sihai Ban.
  
  Note to Row 11:
  Based on 183,959,931 ordinary shares, comprising of 163,959,931 Class A ordinary shares and 20,000,000 Class B ordinary shares, of the Issuer outstanding as of May 23, 2025 according to records of the Issuer.
- Qingyue Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 20,000,000; shared voting power 0; sole dispositive power 20,000,000; shared dispositive power 0; aggregate amount beneficially owned 20,000,000 (10.9% of the class)
  Comment: Note to Row 5, 7, 9:
  Includes 20,000,000 Class A ordinary shares, par value $0.00833335 per share, of BGM Group Ltd. (the "Issuer") held by Qingyue Limited ("Qingyue").
  
  Note to Row 11:
  Based on 183,959,931 ordinary shares, comprising of 163,959,931 Class A ordinary shares and 20,000,000 Class B ordinary shares, of the Issuer outstanding as of May 23, 2025 according to records of the Issuer.

## Item 1. Issuer
Name of issuer: BGM Group Ltd.
Address of issuer's principal executive offices: No. 152 Hongliang East 1st Street No. 1703, Tianfu New District Chengdu, F4, 610200

## Item 2. Person Filing
Name of person filing:
This Statement is filed on behalf of the following persons (collectively, the "Reporting Persons"):

i)Sihai Ban; and
ii)Qingyue Limited.
Address of principal business office or, if none, residence:
The principal business office of Mr. Sihai Ban is Room 721, No.99, Jiangyan Road, Haizhu Guangzhou, PRC, 510000.

The principal business office of Qingyue Limited is Room 721, No.99, Jiangyan Road, Haizhu Guangzhou, PRC, 510000.
Citizenship:
Mr. Sihai Ban is a citizen of PRC.
Qingyue is a BVI company.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Sihai Ban: 20,000,000
Qingyue Limited: 20,000,000

Represents 20,000,000 Class A ordinary shares directly held by Qingyue Limited, a company incorporated in the BVI. Qingyue Limited is wholly owned by Sihai Ban.
Percent of class:
The percentage of class of securities beneficially owned by each Reporting Person is calculated based on a total of 183,959,931 ordinary shares, comprising of 163,959,931 Class A ordinary shares and 20,000,000 Class B ordinary shares, of the Issuer outstanding as of May 23, 2025 according to records of the Issuer. The Class B ordinary shares are treated as converted into Class A ordinary shares only for the purpose of calculating the percentage ownership.

Qingyue Limited: 10.9%
Sihai Ban: 10.9%
Sole power to vote or to direct the vote:
Qingyue Limited: 20,000,000
Sihai Ban: 20,000,000

Percent of Aggregate Voting Power:
Qingyue Limited: 0.9%
Sihai Ban: 0.9%

For each Reporting Person, percentage of aggregate voting power is calculated by dividing the voting power beneficially owned by such Reporting Person by the voting power of all of the Issuer's Class A ordinary shares and Class B ordinary shares as a single class. Each Class A ordinary share is entitled to one (1) vote while each Class B ordinary share is entitled to one hundred (100) votes on any and all matters submitted for a vote.
Shared power to vote or to direct the vote: 0.00
Sole power to dispose or to direct the disposition:
Qingyue Limited: 20,000,000
Sihai Ban: 20,000,000
Shared power to dispose or to direct the disposition: 0.00

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit No.1 Joint Filing Agreement

## Signatures
- Sihai Ban: /s/ Sihai Ban, Sihai Ban (05/28/2025)
- Qingyue Limited: /s/ Sihai Ban, Sihai Ban/Director (05/28/2025)